VIA EDGAR

February 24, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lumenis Ltd.

Registration Statement on Form F-1 (SEC File No. 333-192679)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Lumenis Ltd. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., Eastern time, on February 26, 2014 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 5,056 copies of the Preliminary Prospectus dated February 13, 2014 (the “Preliminary Prospectus”) through the date hereof, 670 to dealers, 948 to institutions and 3,438 to others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature pages follow.)

Very truly yours,

GOLDMAN, SACHS & CO.

CREDIT SUISSE SECURITIES (USA) LLC

JEFFERIES LLC

As Representatives

GOLDMAN, SACHS & CO.

By: /s/ Adam Greene _____

Name: Adam Greene

Title: Vice President

CREDIT SUISSE SECURITIES (USA) LLC

By: /s/ Mark Page___________

Name: Mark Page

Title: Managing Director

JEFFERIES LLC

By: /s/ Gil Bar-Nahum____

Name: Gil Bar-Nahum

Title: Managing Director